

September 27, 2013

Eric F. Fess, Esq.
Chapman and Cutler, LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1085
        File Nos. 333-190889 and 811-03763

Dear Mr. Fess:

        On August 29, 2013, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1085 (the "Fund"), consisting of a unit investment trust, Financials
Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have
provided our comments below. For convenience, we generally organized our comments using
headings and defined terms from the registration statement. Where a comment is made in one
location, it is applicable to all similar disclosure appearing elsewhere in the registration
statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   Since the name of the Trust is "Financials Portfolio, Series 1," please provide a policy to
invest, under normal circumstances, at least 80% of the value of the Trust's assets in the
financials sector. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

2.   The second sentence of this section states that the Trust is "diversified across the financials sector." Since the Trust concentrates in the financials sector, the term "diversified" in this sentence may be confusing to investors. Please revise this sentence to include disclosure that the Trust concentrates in the financials sector. Similarly, please revise the first sentence in the Security Selection section, which states that the Trust holds a "well-diversified financials sector portfolio," to include a disclosure that the Trust is concentrated in the financials sector.

Investment Summary — Principal Risks

3.   The second sentence of the third bullet point in this section states that the Trust concentrates in the financial sector. Please revise the third bullet point by making the first sentence of the third bullet point the discussion of the Trust's concentration in the financials sector.

4.   The fifth bullet point in this section states that the Trust may invest in ADRs and foreign securities. Please disclose the Trust's investment strategies with regard to ADRs and foreign securities in the summary of the Trust's principal investment strategies.

GENERAL COMMENTS

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Staff Attorney